UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )*


                        RightCHOICE Managed Care, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                   Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  76657T102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                        WellPoint Health Networks Inc.
                               1 WellPoint Way
                       Thousand Oaks, California 91362
                            Attn: General Counsel

                               with Copies to:
                            Gary I. Horowitz, Esq.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                           New York, New York 10017
                                (212) 455-2000

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               October 17, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


                             (Page 1 of 9 Pages)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             (Page 2 of 9 Pages)

CUSIP No.76657T102               SCHEDULE 13D                 Page 3 of 9 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     WellPoint Health Networks Inc.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                   506,100
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY         11,112,500
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                   506,100
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                   -0-
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     11,618,600
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     59.4%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                       STATEMENT PURSUANT TO RULE 13d-1

                                    OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


Item 1. Security and Issuer.

          This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "RightCHOICE Common Stock"), of RightCHOICE Managed Care, Inc., a Delaware corporation ("RightCHOICE"). RightCHOICE's principal executive offices are at 1831 Chestnut Street, St. Louis, Missouri 63103.

Item 2. Identity and Background.

          The name of the person filing this statement is WellPoint Health Networks Inc., a Delaware corporation ("WellPoint"). The address of the principal business and principal office of WellPoint is 1 WellPoint Way, Thousand Oaks, CA, 91362. WellPoint serves the health care needs of more than
9.8 million medical and over 42 million specialty members through Blue Cross of California, Blue Cross Blue Shield of Georgia and UNICARE. WellPoint offers a broad spectrum of quality network-based health products including open access PPO, POS and hybrid products, HMO and specialty products. Specialty products include pharmacy benefit management, dental, utilization management, vision, mental health, life and disability insurance, long term care insurance, flexible spending accounts, COBRA administration, and Medicare supplements.

          Information regarding the directors and executive officers of WellPoint is set forth on Schedule A attached hereto. All of the directors and executive officers of WellPoint are U.S. citizens.

          During the last five years, neither WellPoint nor, to the best knowledge of WellPoint, any person named in Schedule A, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.


Item 3. Source and Amount of Funds or Other Consideration.

          On October 17, 2001, WellPoint, RWP Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of WellPoint ("Merger Sub"), and RightCHOICE, entered into an Agreement and Plan of Merger (the "Merger Agreement"), whereby the parties shall engage in a business combination (the "Merger") that results in RightCHOICE being merged into Merger Sub. Immediately following the Merger, the separate corporate existence of RightCHOICE shall cease and Merger Sub shall continue as the surviving corporation under the name RightCHOICE Managed Care, Inc.


                              Page 4 of 9 Pages

          Concurrently with the execution and delivery of the Merger Agreement, WellPoint entered into a Voting and Lockup Agreement, dated as of October 17, 2001 (the "Voting Agreement"), with The Missouri Foundation For Health (the "Stockholder"), a Missouri non-profit corporation and a stockholder of RightCHOICE.

          Pursuant to the Voting Agreement, the Stockholder has agreed that from October 17, 2001 until the termination of the Voting Agreement, the Stockholder will vote or cause to be voted the shares of RightCHOICE Common Stock over which the Stockholder has voting power to adopt the Merger Agreement (as more fully described in Item 6).

          The descriptions of the Merger Agreement and the Voting Agreement contained in this Schedule 13D are qualified in their entirety by reference to such agreements, which are incorporated by reference as Exhibits 1 and 2 hereto, respectively.


Item 4. Purpose of Transaction.

          The purpose of the transaction is to facilitate the adoption of the Merger Agreement by the stockholders of RightCHOICE.

          Other than as described above, WellPoint currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although WellPoint reserves the right to develop such plans).


Item 5. Interest in Securities of the Issuer.

          (a)-(b) WellPoint beneficially owns 506,100 shares of RightCHOICE Common Stock (the "Owned Shares"). Additionally, as a result of the Voting Agreement, WellPoint may be deemed to be the beneficial owner of 11,112,500 shares of RightCHOICE Common Stock (the "Voting Agreement Shares"). Based upon the number of shares of RightCHOICE Common Stock disclosed to WellPoint by RightCHOICE as outstanding as of October 17, 2001, the Owned Shares together with the Voting Agreement Shares constitute approximately 59.4% of the issued and outstanding shares of RightCHOICE Common Stock.

          To the knowledge of WellPoint, no shares of RightCHOICE Common Stock are beneficially owned by any of the persons named in Schedule A.

          (c) Neither WellPoint, nor, to the knowledge of WellPoint, any person named in Schedule A, has effected any transaction in the RightCHOICE Common Stock during the past 60 days.

          (d) All pecuniary interests in the Voting Agreement Shares referred to in Item 5(a)-(b) are held by the Stockholder.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Pursuant to the Voting Agreement, and subject to the terms and conditions contained therein, the Stockholder has agreed that from October 17, 2001 until the termination of the Voting Agreement, at every meeting of the stockholders of RightCHOICE called with respect to any of the following, and at every


                              Page 5 of 9 Pages
adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of RightCHOICE with respect to any of the following, such Stockholder will vote or cause to be voted the shares of RightCHOICE Common Stock over which such Stockholder has voting power (x) in favor of adoption and approval of the Merger Agreement and the terms thereof and each of the transaction contemplated thereby and (y) against (i) the approval of any Acquisition Proposal (as such term is defined in the Merger Agreement) or (ii) any amendment of RightCHOICE's Certificate of Incorporation or Bylaws or other proposal or transaction involving RightCHOICE or any of its subsidiaries which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, Merger Agreement or any of the other transactions contemplated by the Merger Agreement.

Item 7. Material to be Filed as Exhibits.

1. Agreement and Plan of Merger, dated as of October 17, 2001, among WellPoint, Merger Sub, and RightCHOICE.

2. Voting Agreement, dated as of October 17, 2001, between WellPoint and the Stockholder.


                              Page 6 of 9 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  OCTOBER 24, 2001
                                            WellPoint Health Networks Inc.


                                            By: /s/ Thomas C. Geiser
                                               ----------------------------
                                               Name:  Thomas C. Geiser
                                               Title: Executive Vice President,
                                                       General Counsel and
                                                       Secretary


                              Page 7 of 9 Pages

                                 EXHIBIT INDEX



1. Agreement and Plan of Merger, dated as of October 17, 2001, among WellPoint, Merger Sub, and RightCHOICE (incorporated by reference to
         Exhibit 2.1 of RightCHOICE's Current Report on Form 8-K filed October 23, 2001).

2. Voting Agreement, dated as of October 17, 2001, between WellPoint and the Stockholder (incorporated by reference to Exhibit 99.1 of RightCHOICE's Current Report on Form 8-K filed October 23, 2001).



                              Page 8 of 9 Pages

                                                                   SCHEDULE A


NAME, PRINCIPAL OCCUPATION AND BUSINESS ADDRESS OF EACH DIRECTOR AND EXECUTIVE OFFICER OF WELLPOINT HEALTH NETWORKS INC.

          The name, business address and title with WellPoint, and present principal occupation or employment of each of the directors and executive officers of WellPoint are set forth below. Except as indicated, each person's business address is c/o WellPoint Health Networks Inc., 1 WellPoint Way, Thousand Oaks, CA, 91362. Each of the persons identified below is a citizen of the United States.


                                                 Present Principal
                                               Occupation Including
            Name and Title                       Name of Employer
            --------------                       ----------------


      Leonard D. Schaeffer             Chairman and Chief Executive Officer
                                       WellPoint Health Networks Inc.

      D. Mark Weinberg                 Executive Vice President, Individual
                                       and Small Group Businesses

      Joan E. Herman                   Executive Vice President, Specialty
                                       Division

      David S. Helwig                  Executive Vice President, Large
                                       Group Businesses

      Rebecca Kapustay                 Executive Vice President, Blue Cross
                                       and Blue Shielf of Georgia

      David C. Colby                   Executive Vice President and Chief
                                       Financial Officer

      Thomas C. Geiser                 Executive Vice President, General
                                       Counsel and Secretary

      Woodrow A. Myers, Jr., M.D.      Executive Vice President and Chief
                                       Medical Officer

      W. Toliver Besson                Partner, Paul, Hastings, Janofsky &
                                       Walker

      Roger E. Birk                    Retired

      Sheila P. Burke                  Undersecretary for American Museums &
                                       National Programs of the Smithsonian
                                       Institution

      Stephen L. Davenport             Retired

      Julie A. Hill                    President and Chief Executive Officer,
                                       Hiram-Hill Development Company

      Elizabeth A. Sanders             Consultant

      Warren Y. Jobe                   Retired


                              Page 9 of 9 Pages